SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anil Wadhwani
2	Reason for the notification
a)	Position/status	Chief Executive Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction
Grant of share-based, cash-settled option

In line with the announcement made on 25 May 2022 Prudential plc entered into an agreement on 8 March 2023 with Mr Wadhwani to replace unvested awards forfeited as a consequence of joining Prudential plc on 25 February 2023.

Under the agreement Mr Wadhwani has been granted an option entitling him to receive a cash amount equal to the market value of a specified number of Prudential plc ordinary shares on the date of exercise, less an option price of HKD 0.48 (being the HKD equivalent of 5 pence per share, using a 20-day average FX rate up to the date Mr Wadhwani joined Prudential plc).

The option will vest on the dates detailed below:

		Exercise Period	Number of notional Prudential plc shares
		30 days commencing on the date the Remuneration Committee approves the proportion of award to vest, which will be after the Manulife 2023 Circular is published (expected March 2024)	168,284
		30 days commencing on the date the Remuneration Committee approves the proportion of award to vest, which will be after the Manulife 2024 Circular is published (expected March 2025)	163,004
		2 March 2024 to 31 March 2024	62,706
		1 March 2025 to 30 March 2025	60,738
		5 March 2024 to 3 April 2024	7,820
		5 March 2025 to 3 April 2025	11,552
This replacement award has been made on a like-for-like basis, with the option exercisable in accordance with the original vesting timeframe which attached to the forfeited awards. Performance conditions apply where these were attached to the original awards.

This arrangement has been put in place in accordance with Rule 9.4.2 of the UK Listing Rules, which allows an individual scheme to be put in place to assist with the recruitment of an executive director, and is consistent with the Directors' Remuneration Policy.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	474,104
d)	Aggregated information - Aggregated volume - Price	474,104 Nil
e)	Date of the transaction	2023-03-21
f)	Place of the transaction	London Stock Exchange

Additional information

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.
https://www.prudentialplc.com/

Contact

Hannah Perera, Director, Group Reward and Employee Relations and CHRO UK Group HR, +44 (0)20 3977 9529

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 March 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary